UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Increase in At-the-Market Offering Amount

On July 17, 2026, Evogene Ltd. (the “Company”) increased the maximum aggregate offering price of its ordinary shares, par value NIS 0.2 per share (“ordinary shares”) issuable under its Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, dated June 11, 2026, from $ 2,926,500 to $3,288,113.

A copy of the legal opinion of Meitar | Law Offices relating to the legality of the issuance of the additional $361,613 of ordinary shares that may be sold pursuant to the Sales Agreement as a result of the increase is attached as Exhibit 5.1 hereto.

Risk Factors Update

The Company hereby updates its risk factors disclosure by adding the following factor:

Shareholder activism and potential proxy contests could materially and adversely affect our business and the market price of our ordinary shares.

We may be subject to campaigns by activist shareholders, including the ongoing campaign initiated by certain shareholders who have filed a Schedule 13D with the SEC on July 10, 2026. In the Schedule 13D, these shareholders demanded that we call an extraordinary general meeting of shareholders for the purpose of removing all current members of our Board of Directors, other than our Chief Executive Officer, and replacing them with nominees designated by the activist shareholders. There can be no assurance as to the outcome of this demand or any resulting shareholder vote. These activities, whether or not they result in a formal proxy contest or a change in control, create significant risks.

•	Responding to activist demands may require significant time and attention from our Board of Directors and management, diverting resources from our core research and development and commercialization efforts. As a biotechnology company with limited financial resources, any diversion of management’s attention away from advancing our product pipeline and technology platforms could have a disproportionately adverse effect on our ability to achieve key development milestones and maintain our competitive position.

•	Such campaigns can create uncertainty that may discourage potential strategic partners, collaborators or customers from engaging with us and may damage our long-term business relationships.

•	Responding to activist campaigns can be costly and may divert capital from our business. In addition, the public nature of these disputes may increase volatility in the market price of our ordinary shares, regardless of our underlying performance. Increased share price volatility and market uncertainty may adversely affect our ability to raise capital through our at-the-market offering program or other financing transactions on favorable terms, or at all. Because our ordinary shares are dual-listed on Nasdaq and the Tel Aviv Stock Exchange, activist-driven volatility may be amplified by differences in trading hours, liquidity and investor bases between the two markets.

•	These campaigns may lead to the loss of key personnel or create a perception of internal instability, which could impair our ability to execute our strategic plan. In particular, if the activist shareholders’ demand to remove substantially all of our current directors is successful, the resulting significant change in the composition of our Board of Directors could result in a fundamental shift in corporate strategy, disrupt ongoing programs and create uncertainty for our employees, collaborators and investors. There can be no assurance that replacement directors would have the industry experience or institutional knowledge necessary to effectively oversee our biotechnology operations. In the biotechnology industry, where competition for experienced personnel is intense, the perception of governance instability may also place us at a disadvantage relative to our competitors in attracting and retaining individuals critical to advancing our technology platforms.

•	An activist campaign involving a demand for an extraordinary general meeting may implicate requirements under both U.S. federal securities laws and Israeli corporate law. Under the Israeli Companies Law, 5759-1999, one or more shareholders holding at least 5% of our voting rights may, subject to applicable requirements, demand that we convene a special meeting of shareholders. If we do not convene a meeting in response to a valid demand, the requesting shareholders may, in certain circumstances, be permitted to convene the meeting themselves or seek relief from an Israeli court, and we may be required to reimburse reasonable expenses incurred in connection with the meeting. Proxy solicitations, Schedule 13D filings and compliance with applicable requirements in connection with any shareholder meeting or director election may also give rise to litigation or disputes regarding the validity of shareholder actions. Any such proceedings could result in additional costs, management distraction and further uncertainty regarding our governance structure.

We cannot predict the outcome of the activist shareholders’ demands or the impact of any extraordinary general meeting or resulting change in the composition of our Board of Directors. Any of the foregoing risks, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and the market price of our ordinary shares.

This Foreign Private Issuer Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-277565 and 333-294650) and Form S-8 (File Nos. 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
5.1	Opinion of Meitar | Law Offices
23.1	Consent of Meitar | Law Offices (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD.

Date: July 17, 2026	By:	/s/ Ofer Haviv
		Name:	Ofer Haviv
		Title:	Chief Executive Officer